SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F |X|                     Form 40-F |_|

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|  No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-98599 and 333-112136 and Form S-8 Registration Statement File No. 33-71822.

                                 LANOPTICS LTD.

6-K Items

1. Consolidated Financial Statements of LanOptics Ltd. as of September 30, 2004 and Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2004.

2. Exhibit 31.1-Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

3. Exhibit 31.2-Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

4. Exhibit 32.1-Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

5. Exhibit 32.2-Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                       LANOPTICS LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2004

                                 IN U.S. DOLLARS

                                    UNAUDITED

                                      INDEX

                                                                       Page
                                                                   ------------

 Interim Consolidated Balance Sheets                                  2 - 3

 Interim Consolidated Statements of Operations                          4

 Interim Statements of Changes in Shareholders' Deficiency              5

 Interim Consolidated Statements of Cash Flows                          6

 Notes to Interim Consolidated Financial Statements                   7 - 10

                                   ----------

                                                          LANOPTICS LTD. AND ITS SUBSIDIARIES

=============================================================================================
INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

                                                            September 30,        December 31,
                                                                2004                 2003
                                                           ---------------   ---------------
                                                              Unaudited
                                                           ---------------
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                $         5,299   $        14,148
  Available-for-sale securities                                      8,221             5,414
  Trade receivables                                                    977               438
  Other accounts receivable and prepaid expenses                       597               353
  Inventories (Note 3)                                                 537               404
                                                           ---------------   ---------------

Total current assets                                                15,631            20,757
                                                           ---------------   ---------------

LONG-TERM INVESTMENTS:
  Prepaid development and production costs                             500               522
  Severance pay fund                                                 1,364             1,249
                                                           ---------------   ---------------

Total long-term investments                                          1,864             1,771
                                                           ---------------   ---------------

PROPERTY AND EQUIPMENT, NET                                            429               564
                                                           ---------------   ---------------

OTHER ASSETS:
  Technology, net                                                      693               873
                                                           ---------------   ---------------

Total assets                                               $        18,617   $        23,965
                                                           ===============   ===============

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                                               LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
===================================================================================================================
U.S. dollars in thousands (except share data)

                                                                                September 30,        December 31,
                                                                                    2004                 2003
                                                                                ---------------    ---------------
                                                                                  Unaudited
                                                                                ---------------
     LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
  Trade payables                                                                $           324    $           202
  Other accounts payable and accrued expenses                                             1,832              2,462
                                                                                ---------------    ---------------

Total current liabilities                                                                 2,156              2,664
                                                                                ---------------    ---------------

LONG-TERM LIABILITIES:
  Accrued severance pay                                                                   1,641              1,536
  Long-term loan (Note 4)                                                                    --              1,383
                                                                                ---------------    ---------------

                                                                                          1,641              2,919
                                                                                ---------------    ---------------

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS                                            96                103
                                                                                ---------------    ---------------

PREFERRED SHARES IN A SUBSIDIARY                                                         20,991             20,991
                                                                                ---------------    ---------------

REDEEMABLE PREFERRED SHARES IN A SUBSIDIARY                                              14,591             11,432
                                                                                ---------------    ---------------

WARRANTS ISSUED BY A SUBSIDIARY                                                             147                176
                                                                                ---------------    ---------------

SHAREHOLDERS' DEFICIENCY:
  Share capital:
    Ordinary shares of NIS 0.02 par value -
      Authorized: 30,000,000 shares as of September 30, 2004 and December 31,
      2003; Issued and outstanding: 9,250,535 as of September 30, 2004 and
      December 31, 2003                                                                      64                 64
  Additional paid-in capital                                                             39,688             39,516
  Accumulated other comprehensive income (loss)                                             (66)                16
  Accumulated deficit                                                                   (60,691)           (53,916)
                                                                                ---------------    ---------------

Total shareholders' deficiency                                                          (21,005)           (14,320)
                                                                                ---------------    ---------------

Total liabilities and shareholders' deficiency                                  $        18,617    $        23,965
                                                                                ===============    ===============

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                                                  LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
=====================================================================================================================
U.S. dollars in thousands (except share and per share data)

                                                                              Nine months ended
                                                                                September 30,            Year ended
                                                                      ------------------------------    December 31,
                                                                            2004             2003           2003
                                                                      -------------    -------------    -------------
                                                                                  Unaudited
                                                                      ------------------------------

Revenues (Note 6)                                                     $       3,026    $       1,196    $       1,756
Cost of revenues                                                              1,156              431              624
Amortization of developed technology                                            180              180              239
                                                                      -------------    -------------    -------------

Gross profit                                                                  1,690              585              893
                                                                      -------------    -------------    -------------

Operating expenses:
  Research and development                                                    5,177            5,521            7,219
  Selling and marketing                                                       1,654            1,674            2,191
  General and administrative                                                  1,049            1,134            1,469
                                                                      -------------    -------------    -------------

Total operating expenses                                                      7,880            8,329           10,879
                                                                      -------------    -------------    -------------

Operating loss                                                               (6,190)          (7,744)          (9,986)
Financial expenses, net                                                        (586)            (250)            (415)
Other expenses )income), net                                                     (1)              --                3
                                                                      -------------    -------------    -------------

Net loss                                                              $      (6,775)   $      (7,994)   $     (10,404)
                                                                      =============    =============    =============

Net loss per share (basic and diluted)                                $       (0.73)   $       (0.94)   $       (1.23)
                                                                      =============    =============    =============

Weighted average number of Ordinary shares used in computing, basic
  and diluted, net loss per share                                         9,250,535        8,466,958        8,484,120
                                                                      =============    =============    =============

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                                          LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY
==============================================================================================================
U.S. dollars in thousands (except share data)

                                                                                                Accumulated
                                                      Number of                  Additional      other
                                                     Ordinary        Share        paid-in     comprehensive
                                                      shares        capital       capital      income (loss)
                                                    -----------    -----------   -----------   -----------
Balance as of January 1, 2003                         8,465,535    $        60   $    33,743   $        21

Issuance of shares, net                                 750,000              4         5,637            --
Compensation related to options granted to
   employees                                                 --             --            43            --
Exercise of options                                      35,000           *)--            93            --
Comprehensive loss:
  Other comprehensive loss - unrealized losses on
     available-for-sale securities                           --             --            --            (5)
  Net loss                                                   --             --            --            --
                                                    -----------    -----------   -----------   -----------

Total comprehensive loss


Balance as of December 31, 2003                       9,250,535             64        39,516            16

Compensation related to options granted to
   employees                                                 --             --           172            --
Comprehensive loss:
  Other comprehensive loss - unrealized losses on
     available-for-sale securities                           --             --            --           (82)
  Net loss                                                   --             --            --            --
                                                    -----------    -----------   -----------   -----------

Total comprehensive loss


Balance as of September 30, 2004 (Unaudited)          9,250,535    $        64   $    39,688   $       (66)
                                                     ===========   ===========   ===========   ===========



                                                                    Total             Total
                                                    Accumulated   comprehensive     shareholders'
                                                      deficit         loss           deficiency
                                                    -----------    -----------    -----------
Balance as of January 1, 2003                       $   (43,512)                   $    (9,688)

Issuance of shares, net                                      --                          5,641
Compensation related to options granted to
   employees                                                 --                             43
Exercise of options                                          --                             93
Comprehensive loss:
  Other comprehensive loss - unrealized losses on
     available-for-sale securities                           --    $        (5)             (5)
  Net loss                                              (10,404)       (10,404)        (10,404)
                                                    -----------    -----------    -----------

Total comprehensive loss                                          $   (10,409)
                                                                  ===========

Balance as of December 31, 2003                         (53,916)                       (14,320)

Compensation related to options granted to
   employees                                                 --                            172
Comprehensive loss:
  Other comprehensive loss - unrealized losses on
     available-for-sale securities                           --    $       (82)            (82)
  Net loss                                               (6,775)        (6,775)         (6,775)
                                                    -----------    -----------    -----------

Total comprehensive loss                                           $    (6,857)
                                                                   ===========

Balance as of September 30, 2004 (Unaudited)        $   (60,691)                   $   (21,005)
                                                    ===========                    ===========


----------
*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                                                       LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
==========================================================================================================================
U.S. dollars in thousands

                                                                                    Nine months ended
                                                                                      September 30,           Year ended
                                                                                --------------------------    December 31,
                                                                                   2004           2003           2003
                                                                                -----------    -----------    -----------
                                                                                        Unaudited
                                                                                --------------------------
Cash flows from operating activities:
  Net loss                                                                      $    (6,775)   $    (7,994)   $   (10,404)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                                       468            605            784
    Amortization of prepaid development and production costs                             22            132            134
    Loss (gain) on sale of available-for-sale securities                                 49            (92)          (126)
    Accrued interest on Redeemable Preferred shares in a subsidiary                     596            335            504
    Decrease (increase) in trade receivables                                           (539)           112            (76)
    Decrease (increase) in other accounts receivable and prepaid expenses              (244)           172            179
    Increase in inventories                                                            (133)           (61)           (27)
    Increase (decrease) in trade payables                                               122           (252)          (304)
    Increase (decrease) in other accounts payable and accrued expenses                 (630)          (202)           166
    Accrued severance pay, net                                                          (10)            31             30
    Accretion of discount on long-term loan and loss on early
      extinguishment                                                                     88             37             59
    Stock-based compensation related to options granted to employees                    172             29             43
    Gain on sale of property and equipment                                               (1)            --              3
                                                                                -----------    -----------    -----------
Net cash used in continuing operating activities                                     (6,815)        (7,148)        (9,035)

Net cash used in discontinued operating activities                                       (7)          (103)          (111)
                                                                                -----------    -----------    -----------
Total net cash used in operating activities                                          (6,822)        (7,251)        (9,146)
                                                                                -----------    -----------    -----------
Cash flows from investing activities:
  Investment in available-for-sale securities                                        (6,761)        (8,953)        (6,493)
  Proceeds from sale of available-for-sale securities                                 3,823         10,281          7,844
  Purchase of property and equipment                                                   (163)          (255)          (265)
  Proceeds from sale of property and equipment                                           11             10             10
                                                                                -----------    -----------    -----------
Net cash provided by (used in) investing activities                                  (3,090)         1,083          1,096
                                                                                -----------    -----------    -----------
  Issuance of shares, net                                                                --             --          5,641
  Issuance of Redeemable Preferred shares in a subsidiary, net                        2,563         10,928         10,928
  Proceeds from exercise of options                                                      --             17             93
  Proceeds from long-term loan                                                           --          1,324          1,324
  Repayment of long-term loan                                                        (1,500)            --             --
  Proceeds from issuance of warrants by a subsidiary                                     --            176            176
                                                                                -----------    -----------    -----------
Net cash provided by financing activities                                             1,063         12,445         18,162
                                                                                -----------    -----------    -----------
Increase (decrease) in cash and cash equivalents                                     (8,849)         6,277         10,112
Cash and cash equivalents at the beginning of the period                             14,148          4,036          4,036
                                                                                -----------    -----------    -----------
Cash and cash equivalents at the end of the period                              $     5,299    $    10,313    $    14,148
                                                                                ===========    ===========    ===========
Supplemental disclosure of cash flows activities: Cash paid during the period for:
    Interest                                                                    $        56    $        32    $        54
                                                                                ===========    ===========    ===========

The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands

NOTE 1:-      GENERAL

            a. Commencing 2004, the Company has adopted generally accepted accounting principles in the United States ("U.S. GAAP") for preparation of its consolidated financial statements. Previously, the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"), and included a note describing the major differences between Israeli GAAP and US GAAP, as applicable to the Company. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP. The significant accounting policies applied in the annual consolidated financial statements as of December 31, 2003, for U.S. GAAP purposes, are applied consistently in these consolidated financial statements. The accompanying unaudited interim consolidated financial statements do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the entire year.

            b. The Company's subsidiary, EZchip Technologies Ltd. ("EZchip"), currently depends on a single manufacturer, International Business Machines Corp. ("IBM"), for production of its NP-1 and NP-1c products. In addition, EZchip is depended on a third party manufacturer and subcontractors for production of its NP-2 product. If these manufacturers and subcontractors are unable or unwilling to continue to manufacture these products in required volumes or on a timely basis, any resulting manufacturing delays could result in the loss of sales and adversely affect operating results.

            c. During March 2004, EZchip issued 9,802,825 Series C Redeemable Preferred Shares to the Company and to third parties. Out of the total consideration of $ 8,000 that was invested in EZchip in March 2004, the net amount of $ 2,563 was invested by third parties. The net amount that was invested by third parties, was recorded as Redeemable Preferred shares in a subsidiary.

NOTE 2: -     SIGNIFICANT ACCOUNTING POLICIES

            Accounting for stock-based compensation:

            The Company and its subsidiary have elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for employee stock option plans. Under APB 25, when the exercise price of the stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized, over the options' vesting period.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands

NOTE 2: -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            Under SFAS No. 123, "Accounting for Stock-Based Compensation" (as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of SFAS No. 123" ("SFAS No. 148")), pro forma information regarding net loss and net loss per share is required, and has been determined as if the Company and its subsidiary have accounted for employee stock options under the fair value method of that Statement. The fair value for options that were granted by the Company was estimated at the date of grant using the Black-Scholes valuation model with the following weighted-average assumptions for the nine months ended September 30, 2003: risk-free interest rates of 1.98%, dividend yields of 0%, expected life for an option of four years and excepted volatility of 0.836. No options were granted during 2004.

            The fair value of options that were granted by the subsidiary was estimated at the date of grant using the Black-Scholes valuation model, with the following weighted-average assumptions for the nine months ended September 30, 2004 and 2003, respectively: risk free interest rates of 3.08% and 2.98%, divided yields of 0%, expected life of four years and excepted volatility of 0.599 and 0.5%.

            For purposes of pro-forma disclosure the estimated fair value of the options is amortized to expenses over the options' vesting period.

              Pro forma information under SFAS 123 is as follows:

                                                                      Nine months ended
                                                                       September 30,     Year ended
                                                                 --------    --------   December 31,
                                                                   2004        2003         2003
                                                                 --------    --------    --------
                                                                       Unaudited
                                                                 --------------------
            Net loss as reported                                 $  6,775    $  7,994    $ 10,404
            Deduct: stock-based employee compensation expenses
               included in reported net loss                         (172)        (29)        (43)
            Add: stock-based employee compensation expenses
               determined under fair value based method             1,017         120         387
                                                                 --------    --------    --------
                                                                 --------    --------    --------

            Pro forma net loss                                   $  7,620    $  8,085    $ 10,748
                                                                 ========    ========    ========
                                                                                         ========

            Loss per share:
              Basic and diluted- as reported                     $  (0.73)   $  (0.94)   $  (1.23)
                                                                 ========    ========    ========
                                                                 ========    ========    ========

              Basic and diluted - proforma                       $  (0.82)   $  (0.95)   $  (1.27)
                                                                 ========    ========    ========

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands

NOTE 3:-      INVENTORIES

                                                    September 30,                       December 31,
                                                        2004                               2003
                                                   ---------------                    ---------------
                                                     Unaudited
                                                   ---------------
              Raw materials                        $           134                    $           159
              Work in progress                                  76                                 24
              Finished products                                327                                221
                                                   ---------------                    ---------------

                                                   $           537                    $           404
                                                   ===============                    ===============

NOTE 4:-      LONG-TERM LOAN

            In April 2003, EZchip received a loan from a third party. In accordance with the loan agreement, the loan was to be automatically repaid at the earlier of (1) March 14, 2005; (2) the consummation of an investment in EZchip of at least $ 15,000, or (3) an Initial Public Offering ("IPO") and was repayable at any time at the discretion of EZchip. In August 2004, EZchip repaid the long-term loan and as such, the floating charge, that was placed in respect of this loan, was removed. Within the context of the loan agreement, the third party received warrants to purchase Redeemable Preferred C shares of EZchip. In accordance with the loan agreement, since the loan agreement was terminated prior to October 2004, the number of warrants granted to the third party to purchase Redeemable Preferred C shares was decreased to 459,507.

NOTE 5:-      CHANGES IN SHAREHOLDERS' EQUITY

            In August 2004, under the EZchip stock option plan, the subsidiary granted to its employees options to purchase 2,242,625 of its Ordinary shares, at an exercise price of $ 0.81 per share, vested over a period of four years.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands


NOTE 6:-      SEGMENTS AND GEOGRAPHIC INFORMATION

      a.    Segment information:

            The Company manages its business on the basis of one reportable segment.

      b. Total revenues are attributed to geographic areas based on the location of the end-customers as follows:

                                           Nine months ended
                                             September 30,
                                     ------------------------------          December 31,
                                        2004               2003                2003
                                     ----------          ----------          ----------
                                               Unaudited
                                     ------------------------------
              Israel                 $      974          $      181          $      271
              Far East                      830                 850                 993
              North America               1,204                 165                 434
              Others                         18                  --                  58
                                     ----------          ----------          ----------

                                     $    3,026          $    1,196          $    1,756
                                     ==========          ==========          ==========

      c. Major customers data as a percentage of total revenues (customers above 10% of revenues):

                                                Nine months ended
                                                 September 30,
                                        ------------------------------      December 31,
                                             2004            2003              2003
                                        --------------  --------------   ---------------
                                                  Unaudited
                                        ------------------------------
              Customer A                      1%              8%                13%
              Customer B                      2%             28%                22%
              Customer C                     10%              -                 1%
              Customer D                     33%              5%                6%

NOTE 7:-      SUBSEQUENT EVENT

              On November 24, 2004, the Company signed an investment agreement, pursuant to which the Company issued 1,368,000 Ordinary shares for a total consideration of $ 14,364. In addition, the investors were granted warrants to purchase 478,800 Ordinary shares at an exercise price of $ 15.5 per share with an exercise period of five years.

                                   ----------

                      SELECTED CONSOLIDATED FINANCIAL DATA

         We have derived the following selected consolidated financial data as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003 from our consolidated financial statements which have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Previous to the first quarter of 2004, the Company had prepared its financial statements in accordance with generally accepted accounting principles in Israel. Accordingly, the consolidated financial data for all prior periods presented herein have been restated and are presented in accordance with US GAAP. Our consolidated financial statements have been audited by Kost, Forer, Gabbay and Kasierer (formerly Kost, Forer & Gabbay), an affiliate member of Ernst & Young Global, whose report with respect to such consolidated financial statements appears in our Annual Report on Form 20-F/A for the year ended December 31, 2003 incorporated by reference herein. Selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for each of the years ended December 31, 1999 and 2000 have been derived from other audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Israel, adjusted to conform to U.S. GAAP. The consolidated statement of operations data for the nine month periods ended September 30, 2004 and 2003 and the consolidated balance sheet data at September 30, 2004 are derived from unaudited consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for such periods. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2003 and as at December 31, 2002 and 2001 contained in our 2003 Annual Report on Form 20-F/A which is incorporated herein by reference.

      Income Statement Data:


                                                                                                               Nine Months Ended
                                                                       Year Ended December 31,                   September 30,
                                                   ------------------------------------------------------    --------------------
                                                     1999         2000        2001       2002        2003        2003        2004
                                                   --------------------------------------------------------------------------------
Revenues ....................................         --            --          --    $    465        1756    $  1,196    $  3,026
Costs of revenues ...........................         --            --          --         163         624         431       1,156
Amortization of developed technology ........         --            --          --          90         239         180         180
                                                   --------------------------------------------------------------------------------
Gross profit ................................         --            --          --         212         893         585       1,690

Operating expenses:
Research & development cost, net ............        801         4,530       7,434       8,075       7,219       5,521       5,177
In-process research and development write-off         --            --          --       3,928          --          --
Selling, general and administrative, net ....        363         1,489       2,332       3,201       3,660       2,808       2,703
                                                   --------------------------------------------------------------------------------
Total operating expenses ....................      1,164         6,019       9,766      15,204      10,879       8,329       7,880

Operating loss ..............................     (1,164)       (6,019)     (9,766)    (14,992)     (9,986)     (7,744)     (6,190)

Financial income (expenses), net ............        758           709        1308         638        (415)       (250)       (586)
Other expenses (income) .....................         --          (673)        (15)         --           3          --          (1)
                                                   --------------------------------------------------------------------------------
Loss from continuing operations before
minority interest ...........................       (406)       (5,983)     (8,443)    (14,354)    (10,404)     (7,994)     (6,775)
Minority interest is loss of a subsidiary ...                      115         80
                                                   --------------------------------------------------------------------------------
                                                   --------------------------------------------------------------------------------

  loss from continuing
    operations ..............................       (406)       (8,363)    (14,354)    (10,404)     (7,994)     (6,775)
Income (loss) from discontinued
    operations of a segment of a business ...     (7,004)       (4,769)        793          51          --)         --          --
                                                   --------------------------------------------------------------------------------

Net loss ....................................     (7,410)      (10,637)     (7,570)    (14,303)    (10,404)     (7,994)     (6,775)

Dividends declared per share.................         --            --          --          --          --          --          --

Net loss per share (basic and diluted) ......      (1.15)        (1.56)      (1.04)      (1.85)      (1.23)      (0.94)      (0.73)
Net loss per share from continuing operatins       (0.06)        (0.86)      (1.15)      (1.85)      (1.23)      (0.94)      (0.73)
(basic nad siluted)
Net loss per share from discontinued ........      (1.09)        (0.70)       0.11          --          --          --          --
operations (basic and diluted)

Balance Sheet Data:

                                                                           As of December 31,                        As of September
                                                --------------------------------------------------------------------       30,
                                                    1999           2000          2001          2002         2003          2004
                                                ------------  ------------- -------------- ------------ ------------ ---------------
Working Capital ............................      $  8,757      $ 25,684      $ 19,025       $  9,149       $ 18,093       $ 13,475
Total assets ...............................        16,095        34,568        24,220         17,580         23,965         18,617
Long-term liabilities ......................           859           830           990          1,196          2,919          1,641
Preferred Shares of a Subsidiary ...........            --        25,179        25,179         20,991         32,423         35,582
Shareholders' equity (deficiency) ..........        11,026         3,075        (4,361)        (9,688)       (14,320)       (21,005)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this prospectus, particularly in the section entitled "Risk Factors."

Results of Operations

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

      Revenues. For the nine months ended September 30, 2004, revenues increased by $1,830,000, or 153%, to $3,026,000 from $1,196,000 in the same period in
2003. This increase is attributable to EZchip's first customers entering their production stage, resulting in increased chips orders. While the majority of our revenues for the nine months ended September 30, 2003 were derived from the sale of sample chips, evaluation kits and software tools to customers in their design phase, the majority of our revenues for the nine months ended September 30, 2004 were derived from the sale of chips to a few customers that have completed their design phase and started commercial production of their newly developed networking equipment.

      Cost of Revenues. For the nine months ended September 30, 2004, cost of revenues increased by $725,000, or 168%, to $1,156,000 (38% of revenues) from $431,000 in the 2003 period (36% of revenues). The increase in cost of revenues is the result of the increase in revenues. The increase in cost of revenues as a percentage of revenues in the 2004 period is the result of a change in the mix of our sales, with a higher contribution from the sale of hardware chips compared to software and services in the 2004 period.

      Gross Profit. For the nine months ended September 30, 2004, gross profit increased by $1,105,000, or 189%, to $1,690,000 (56% of revenues) from $585,000 in the 2003 period (49% of revenues). This increase was primarily attributable to the increase in revenues.

      Research and Development Costs. Research and development costs consist mainly of the salary and benefits of engineers. Reported figures consist entirely of EZchip's research and development costs. For the nine months ended September 30, 2004, research and development costs decreased by $344,000, or 6%, to $5,177,000 from $5,521,000 in the 2003 period. This decrease was primarily due to a slightly lower number of research and development employees in the 2004 period and due to an amortization cost component in the 2003 period, not existing in the 2004 period.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, promotion and advertising expenses, participation in trade shows and travel expenses as well as legal, accounting and other administrative costs. For the nine months ended September 30, 2004, these expenses decreased by $105,000, or 4%, to $2,703,000 from $2,808,000 in the 2003 period. This decrease is the result of ordinary course of business costs fluctuations. There was no change in the number of employees or in the scale or scope of the expenses between the periods.

      Financial Expenses, Net. Financial expenses net, consist of interest income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation as well as from accrued interest expenses related to redeemable preferred shares in the EZchip subsidiary. For the nine months ended September 30, 2004, net financial expenses increased by $336,000, or 134%, to $586,000 from $250,000 in 2003. This increase is mostly attributable to a longer period of interest accruals on preferred C shares during the 2004 period (Series C preferred shares were issued during March 2003 and therefore the 2003 period reflect only 6 months of accrued interest versus 9 months in the 2004 period) as well as a longer period of interest expenses associated with the $1.5 million credit line drawn by EZchip in May 2003.

Liquidity and Capital Resources

      Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and, through research and development grants. EZchip's research and development has not been funded by Israel's Office of Chief Scientist, but rather has been funded through the proceeds of third party investments, combined with contributions by LanOptics. In 2000, we conducted two rounds of financing for EZchip, raising $25.2 million through the private placement of EZchip's Preferred Shares. The amount of investments by third parties was recorded as "Preferred Shares of a Subsidiary" in our financial statements. In addition, we made a $2 million investment in EZchip during 2000. No additional external financing was received during 2001 and 2002, and our operating activity was funded mainly from cash reserves.

      In early 2003, EZchip raised $13.5 million in a private placement of Series C Preferred Shares, of which amount we invested $2.3 million. In addition, EZchip obtained a $3 million credit facility, of which $1.5 million was immediately drawn. The terms of the Series C equity financing also provided all of the investors in the private placement with an option to invest up to another $8 million in the future.

      On December 16, 2003, we concluded a $6 million private placement of our ordinary shares to Deutsche Bank AG, London Branch, In order to fund the exercise of our option to purchase EZchip Series C Preferred Shares.

      On March 9, 2004 the EZchip Series C option was exercised, resulting in additional $8 million private placement of Series C Preferred Shares, of which amount we invested $5.3 million.

      As of September 30, 2004 we had $13.5 million in working capital, substantially all of which consisted of cash, cash equivalents and marketable securities.

      On November 26, 2004, we concluded a $14.3 million private placement of our ordinary shares to several institutional investors, In order to strength our balance sheet and insure LanOptics control over EZchip in the event of additional private investment in EZchip, as well as for other general corporate purposes, as shall be determined by our management.

      We believe that our unused cash and short-term deposit balances will provide sufficient cash resources to finance our operations at least through the end of 2006. However, if we grow more rapidly than currently anticipated or, if we do not generate sufficient revenues, it is possible that we would require additional funds before the end of such period.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 LANOPTICS LTD.
                                  (Registrant)

                                           By: /s/ Dror Israel
                                               --------------------------------
                                                   Dror Israel
                                                   Chief Financial Officer

Date: December 23, 2004


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